Exhibit 3.2


                           Chapman and Cutler
                         111 West Monroe Street
                         Chicago, Illinois 60603


                           September 28, 1995



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181

The Bank of New York
Unit Investment Trust Division
101 Barclay Street
New York, New York 10286


     Re: Insured Municipals Income Trust and Investors' Quality
                   Tax-Exempt Trust, Multi-Series 261
             ______________________________________________

Gentlemen:

     We have acted as counsel for Van Kampen American Capital Distributors, Inc., Depositor of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261 (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the several Trusts of said Fund under a Trust Agreement dated September 28, 1995 (the "Indenture") between Van Kampen American Capital Distributors, Inc., as Depositor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          (i) Each Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

         (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust in the proportion that the number of Units of such Trust held by him bears to the total number of Units outstanding of such Trust. Under subpart E, subchapter J of chapter 1 of the Code, income of each Trust will be treated as income of each Unitholder of the respective Trust in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest excludable from gross income under
     Section 103 of the Code, such income will be excludable from Federal gross income of the Unitholders, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the respective Trust. In the case of such Unitholder (and no other) interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. In the case of certain corporations, interest on the Bonds is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code, and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

        (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units represented by his Certificate. Before adjustment, such basis would normally be cost if the Unitholder had acquired his Units by purchase, plus his aliquot share of advances by the Trustee to the Trust to pay interest on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by such Trust with respect to such Bonds. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount with respect to each Bond held by the Trust with respect to which there was an original issue discount at the time the Bond was issued and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

        (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Unitholder's share of the accrued original issue discount with respect to each Bond which, at the time the Bond was issued, had original issue discount.

          (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under
     Section 103 of the Code.

         (vi) We have examined the Municipal Bond Unit Investment Trust Insurance policies, if any, issued to certain of the Trusts on the Date of Deposit by AMBAC Indemnity Corporation, Financial Guaranty Insurance Corporation or a combination thereof. Each such policy, or a combination of such policies, insures all bonds held by the Trustee for that particular Trust (other than bonds described in paragraph (vii)) against default in the prompt payment of principal and interest. In our opinion, any amount paid under each said policy, or a combination of said policies, which represents maturing interest on defaulted obligations held by the Trustee will be excludable from federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (ii) of this opinion is accordingly applicable to insurance proceeds representing maturing interest.

        (vii) Certain bonds in the portfolios of certain of the Insured Trusts have been insured by the issuers thereof against default in the prompt payment of principal and interest. Insurance has been obtained for such bonds, or, in the case of a commitment, the bonds will be ultimately insured under the terms of such an insurance policy, which are designated as issuer insured bonds on the portfolio pages of the respective Trusts in the prospectus for the Fund, by the issuer of such bonds. Insurance obtained by the issuer is effective so long as such bonds remain outstanding. For each of these bonds, we have been advised that the aggregate principal amount of such bonds listed on the portfolio page for the respective Trust was acquired by the applicable Trust and are part of the series of such bonds listed on the portfolio page for the respective Trust in the aggregate principal amount listed on the portfolio page for the respective Trust. Based upon the assumption that the bonds acquired by the applicable Trust are part of the series covered by an insurance policy or, in the case of a commitment, will be ultimately insured under the terms of such an insurance policy, it is our opinion that any amounts received by the applicable Trust representing maturing interest on such bonds will be excludable from federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the Issuer notwithstanding the source of the payment is from policy proceeds. Paragraph (ii) of this opinion is accordingly applicable to such payment.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units.

     Because the Trusts do not include any "private activity" bonds within the meaning of Section 141 of the Code issued on or after August 15, 1986, none of the Trust Fund's interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's taxable income with certain adjustments.

     Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing alternative minimum taxable income ("AMTI") and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes, all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

     Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by
Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish, under regulations, to be prescribed by the Secretary of the Treasury, the amount of interest on indebtedness incurred or continued to purchase or carry such obligations.

     We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

     We understand that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities and bonds issued by possessions of the United States which would be exempt from federal and Minnesota income taxation when paid directly to an individual, trust or estate (the "Bonds"), (ii) gain on the disposition of such Bonds, and
(iii) proceeds paid under certain insurance policies issued to the Trustee or to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that:
(i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax"). It should be noted that interest on the Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota.

     In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

          (1) The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

          (2) Income on the Bonds which is exempt from the Minnesota Income Tax when received by a Unitholder of the Minnesota Trust and which would be exempt from the Minnesota Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Minnesota Trust and distributed to such Unitholder;

         (3) To the extent that interest on the Bonds, if any, which is includible in the computation of "alternative minimum taxable income" for federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts and on corporations;

         (4) Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes;

          (5) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

         (6) Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds or the Trusteewhich represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

          (7) To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a and 48 U.S.C. Section 1403, such interest will not be subject to either the Minnesota Income Tax or the Minnesota alternative minimum tax imposed on individuals, estates and trusts. It should be noted that interest relating to Possession Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax.

     We have not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

     We have also examined the income tax law of the State of Missouri, which is based upon the Federal law, to determine its applicability to the Insured Missouri Trust (the "Missouri Trust") being created as part of the Fund and to the holders of Units in the Missouri Trust who are residents of the State of Missouri ("Missouri Unitholders").

     The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Missouri (the "State") or counties, municipalities, authorities or political subdivisions thereof (the "Missouri Bonds") or by the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands (the "Possession Bonds") (collectively, the "Bonds").

     Although we express no opinion with respect to the issuance of the Bonds, in rendering our opinion expressed herein, we have assumed that:
(i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes, (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State of Missouri that is applicable to individuals and corporations (the "Missouri State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Missouri.

     Based on the foregoing, and based on review and consideration of existing laws of the State as of this date, it is our opinion, and we herewith advise you, as follows:

          (1) The Missouri Trust is not an association taxable as a corporation for Missouri income tax purposes, and each Unitholder of the Missouri Trust will be treated as the owner of a pro rata portion of the Trust and the income of such portion of the Trust will be treated as the income of the Unitholder for Missouri State Income Tax purposes;

          (2) Interest paid and original issue discount, if any, on the Bonds which would be exempt from the Missouri State Income Tax if received directly by a Unitholder will be exempt from the Missouri State Income Tax when received by the Missouri Trust and distributed to such Unitholder; however, no opinion is expressed herein regarding the Missouri Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

          (3) To the extent that interest paid and original issue discount, if any, derived from the Missouri Trust by a Unitholder with respect to Possession Bonds is excludable from gross income for Federal income tax purposes pursuant to 48 U.S.C. 745, 48 U.S.C. 1423a, and 48 U.S.C. 1403, such interest paid and original issue discount, if any, will not be subject to the Missouri State Income Tax; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

          (4) Each Unitholder of the Missouri Trust will recognize gain or loss for Missouri State Income Tax purposes if the Trustee disposes of a bond (whether by redemption, sale, or otherwise) or if the Unitholder redeems or sells Units of the Missouri Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes. Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost.

         (5) Any insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for Federal income tax purposes will be excludable from Missouri State Income Tax to the same extent as such interest would have been paid by the issuer of such Bonds held by the Missouri Trust; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the bonds received by the Missouri Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

          (6) The Missouri State Income Tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Missouri Trust, the interest on which is exempt from such Tax.

         (7) The Missouri Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Unitholder's share of income of the Bonds held by the Missouri Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except in the case of certain Unitholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

     Units may be subject to the Missouri Estate Tax. We have not examined any of the Bonds to be deposited and held in the Missouri Trust or the proceedings for the issuance thereof or the opinions of bonds counsel with respect thereto, and therefore express no opinion as to the exemption from the Missouri State Income Tax of interest on the Missouri Bonds if received directly by a Unitholder.

                                    Very truly yours,



                                    Chapman and Cutler
MJK/cjw